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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 35)*

                  Canal Capital Corporation
                       (Name of Issuer)

          Common Stock, par value $0.01 per share
               (Title of Class of Securities)

                         913014106
                       (CUSIP Number)

            Asher B. Edelman, 717 Fifth Avenue,
                 New York, New York 10022

     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                       June 24, 1996

     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                  (Continued on following page)
Note:  Six copies of this
statement, including all exhibits,
should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No. 913014106                           Page 3 of 15 pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Asher B. Edelman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                                                          (b) /_/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)/x/

6    CITIZENSHIP OR PLACE OF ORGANIZATION         United States

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     78,900 (including options on 47,500 shares)

8    SHARED VOTING POWER
     203,000

9    SOLE DISPOSITIVE POWER
     78,900 (Including options on 47,500 shares)

10   SHARED DISPOSITIVE POWER
     203,000
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     281,900 (including options on 47,500 shares)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     See Item 5
     /x/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.5%

14   TYPE OF REPORTING PERSON*
     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.
                          SCHEDULE 13D

CUSIP No. 913014106                           Page 4 of 15 pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Regina M. Edelman

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                                                          (b) /_/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION                Brazil

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     145,050

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     145,050

10   SHARED DISPOSITIVE POWER
     0
_________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     145,050

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
                                                              /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%

14   TYPE OF REPORTING PERSON*
     IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.
                          SCHEDULE 13D

CUSIP No. 913014106                           Page 5 of 15 pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     A.B. Edelman Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                                                          (b) /_/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     1,017,120

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     1,017,120

10   SHARED DISPOSITIVE POWER
     0
_________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,017,120

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.5%

14   TYPE OF REPORTING PERSON*
     PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.
                          SCHEDULE 13D

CUSIP No. 913014106                           Page 6 of 15 pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Felicitas Partners, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                                                          (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     3,399

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     3,399

10   SHARED DISPOSITIVE POWER
     0
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,399

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
/_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     Less than 0.1%

14   TYPE OF REPORTING PERSON*
     PN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.
                          SCHEDULE 13D

CUSIP No. 913014106                           Page 7 of 15 pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Aile Blanche, Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                                                          (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION              Delaware

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     8,400

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     8,400

10   SHARED DISPOSITIVE POWER
     0
_________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,400

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
/_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%

14   TYPE OF REPORTING PERSON*
     CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.
                          SCHEDULE 13D

CUSIP No. 913014106                           Page 8 of 15 pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Canal Capital Corporation Retirement Plan

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                                                          (b) /_/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     NA

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION              New York

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     26,620

8    SHARED VOTING POWER
     0

9    SOLE DISPOSITIVE POWER
     26,620

10   SHARED DISPOSITIVE POWER
     0
_________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     26,620

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
/_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.6%

14   TYPE OF REPORTING PERSON*
     EP

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.
                          SCHEDULE 13D

CUSIP No. 913014106                           Page 9 of 15 pages

1    NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Edelman Value Fund Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /x/
                                                          (b) /_/
3    SEC USE ONLY

4    SOURCE OF FUNDS*
     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)/_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION  British Virgin Islands

_________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER
     0

8    SHARED VOTING POWER
     203,000

9    SOLE DISPOSITIVE POWER
     0

10   SHARED DISPOSITIVE POWER
     203,000
_________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     203,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
/_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7%

14   TYPE OF REPORTING PERSON*
     CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.
CUSIP No. 913014106

     Items 3, 5(a), 5(c) and 7 of the Schedule 13D, dated June 1, 1984, relating to the Common Stock, par value $0.01 per share, of Canal Capital Corporation, as amended (the "Schedule 13D"), are hereby amended by adding thereto the information set forth below. The terms defined in the Schedule 13D shall have their defined meanings herein, unless otherwise defined herein.

Item 3.        Source and Amount of Funds or Other Consideration

     Item 3 is hereby supplemented by the addition of the following:

     The 100,000 shares of the Common Stock purchased by Edelman
Value Fund Ltd. (the "Fund") since the date of the last preceding
Amendment to this Schedule 13D, at an aggregate cost of approximately $17,410 (including commissions), were purchased with the Fund's working capital.

Item 5.        Interest in Securities of the Issuer

     Item 5(a) is hereby supplemented by the addition of the following:

     (a) The aggregate percentage of shares of Common Stock reported owned by each person herein is based upon 4,326,930 shares outstanding, which is the number of shares outstanding at March 8, 1996, as reported in the Company's Form 10-Q for the fiscal quarter ended January 31, 1996, as filed with the Securities and Exchange Commission.

     As of the date hereof:

     (i) Edelman Limited Partnership owns 1,017,120 shares of the Common Stock, constituting approximately 23.5% of the shares outstanding.

     (ii) Mr. Edelman owns directly 31,400 shares of the Common Stock and holds exercisable options on 47,500 shares of the Common Stock, totaling 78,900 shares of the Common Stock. Such shares constitute approximately 1.8% of the shares outstanding (based upon the 4,374,430 shares which would be outstanding upon the exercise of such options). By reason of the provisions of Rule 13d-3, Mr. Edelman may be deemed to own beneficially the shares owned by the Fund, Edelman Limited Partnership, Aile Blanche, Regina M. Edelman, Felicitas and the Custodian Accounts, which, when aggregated with the shares owned by Mr. Edelman, total 1,684,519 shares (including options on 47,500 shares), constituting approximately 38.5% of the shares outstanding (based

                         Page 10 of 15
CUSIP No. 913014106


upon the 4,374,430 shares which would be outstanding upon the exercise of such options).

     (iii)     Regina M. Edelman owns 145,050 shares of the
Common Stock, constituting approximately 3.4% of the shares outstanding.

     (iv) Aile Blanche owns 8,400 shares of the Common Stock, constituting approximately 0.2% of the shares outstanding.

     (v) Felicitas owns 3,399 shares of the Common Stock, constituting approximately 0.1% of the shares outstanding.

     (vi) The Retirement Plan owns 26,620 shares of the Common
Stock, constituting approximately 0.6% of the shares outstanding.

     (vii) The Fund owns 203,000 shares of the Common Stock, constituting approximately 3.3% of the shares outstanding.

     (viii)    The Custodian Accounts own 188,650 shares of the
Common Stock, constituting approximately 4.3% of the shares outstanding.

     (ix) Certain other persons related to or affiliated with Mr. Edelman own the following amounts of Common Stock: (A) Penelope
C. Edelman owns 35,865 shares of Common Stock, constituting approximately 0.9% of the shares outstanding; (B) three UGMA Accounts for the benefit of children of Mr. Edelman, of which Penelope C. Edelman is custodian, own a total of 140,110 shares of Common Stock, constituting approximately 3.2% of the shares outstanding; (C) three trusts for the benefit of children of Mr. Edelman, of which Michael E. Schultz (a director of the Company) is trustee (the "Trusts") own a total of 590,186 shares of Common Stock, constituting approximately 13.6% of the shares outstanding; and (D) Mildred Ash owns 107,400 shares of Common Stock, constituting approximately 2.5% of the shares outstanding. Mr. Edelman expressly disclaims beneficial ownership of the foregoing shares of Common Stock.

     (x) To the best knowledge of the reporting persons, certain directors and officers of the reporting persons and other affiliated persons own the following amounts of Common Stock (based upon information reported by the Company or such individuals in public filings): (A) Irving Garfinkel, an officer of Edelman Management and Aile Blanche, a director of Datapoint, owns 11,210 shares of Common Stock, constituting approximately 0.2% of the shares outstanding; (B) Gerald N. Agranoff, an

                         Page 11 of 15
CUSIP No. 913014106


officer of Edelman Management, holds exercisable options on 22,000 shares of Common Stock, which constitute approximately 0.5% of the shares outstanding (based upon the 4,348,930 shares which would be outstanding upon the exercise of such options); and (C) Michael Schultz, trustee of the Trusts, owns 58,835 shares of Common Stock and holds exercisable options on 277,500 shares of Common Stock, totaling 336,335 shares of the Common Stock, which constitute approximately 7.3% of the shares outstanding (based upon the 4,604,430 shares which would be outstanding upon the exercise of such options).

     Item 5(c) is hereby supplemented by the addition of the following:

     (c) On June 19, 1996, Regina M. Edelman sold 40,000 shares of Common Stock to the Fund through a broker for a price of $.135 per share. On June 24, 1996, the Fund purchased 50,000 shares of Common Stock through a broker for a price of $0.22 per share. On June 28, 1996, the Fund purchased 10,000 shares of Common Stock through a broker for a price of $0.31 per share.

Item 7.        Material to be Filed as Exhibits.

Exhibit I -    Agreement pursuant to Rule 13d-1(f)(1)(iii), filed
               herewith.

Exhibit II-    Power of Attorney.



















                         Page 12 of 15
CUSIP No. 913014106


Signature

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  July 1, 1996


                         /s/ Asher B. Edelman
                         Asher B. Edelman, individually, as a
                         general partner of A. B. Edelman Limited
                         Partnership and as attorney-in-fact for
                         each of Canal Capital Corporation
                         Retirement Plan, Felicitas Partners,
                         L.P., Edelman Value Partners L.P.,
                         Edelman Value Fund Ltd., Regina M.
                         Edelman, and Aile Blanche, Inc., under
                         Powers of Attorney previously filed with
                         the Securities and Exchange Commission
                         as Exhibits to this Schedule 13D and
                         amendments thereto.


























                         Page 13 of 15
CUSIP No. 913014106            EX-99


                            EXHIBIT I



     Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of it in the capacity set forth below.


                         /s/ Asher B. Edelman
                         Asher B. Edelman, individually, as a
                         general partner of A. B. Edelman Limited
                         Partnership and as attorney-in-fact for
                         each of Canal Capital Corporation
                         Retirement Plan, Felicitas Partners,
                         L.P., Regina M. Edelman and Aile
                         Blanche, Inc. under Powers of Attorney
                         previously filed with the Securities and
                         Exchange Commission as Exhibits to this
                         Schedule 13D and amendments thereto.

                         EDELMAN VALUE FUND LTD.


                    By: /s/ Bart d'Ancona & Matthijs Bogers
                         Name:  Bayard (Luxembourg)
                                Administration Ltd.
                         Title:  Administrator

















                         Page 14 of 15
CUSIP No. 913014106               EX-24


                           EXHIBIT II

          POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, hereby constitutes and appoints Asher B. Edelman its true and lawful attorney-in-fact and agent for the undersigned and on its behalf and its name, place and stead, in any and all capacities, to sign a Schedule 13D in respect of the equity securities of Canal Capital Corporation, and any and all amendments thereto, such capacity to include, but shall not be limited to, signing on behalf of the undersigned as a member of a group pursuant to Rule 13d-1(f)(1)(iii) of the Securities Exchange Act of 1934, and to file the Schedule 13D, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, all power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF the undersigned has executed this instrument on this 1st day of July, 1996.

                         EDELMAN VALUE FUND LTD.


                    By: /s/ Bart d'Ancona & Matthijs Bogers
                         Name:  Bayard (Luxembourg)
                                Administration Ltd.
                         Title:  Administrator














                         Page 15 of 15